Valued Advisers Trust

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

February 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jeffrey A. Foor

Re:	Valued Advisers Trust (the “Trust”) Request for Acceleration of the Effective Date of Post-Effective Amendment No. 225 to the Registration Statement on Form N-1A (File Nos. 333-151672 and 811-22208) (the “Registration Statement”) Pertaining to the Green Owl Intrinsic Value Fund

Dear Mr. Foor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on January 5, 2016 via EDGAR be accelerated so that the same will become effective at 8:00 a.m., Eastern Time, Monday, February 29, 2016, or as soon thereafter as practicable.

Unified Financial Securities, LLC, the principal underwriter for the Valued Advisers Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Valued Advisers Trust	Unified Financial Securities, LLC

/s/ Carol J. Highsmith	/s/ John C. Swhear
By: Carol J. Highsmith	By: John C. Swhear
Title: Vice President	Title: CCO